Exhibit 99.1

Hebron Technology Co., Ltd. Reports Fiscal Year 2017 Financial Results

WENZHOU, China, April 27, 2018 /PRNewswire/ -- Hebron Technology Co., Ltd. ("Hebron" or the "Company") (Nasdaq: HEBT), a developer, manufacturer and installer of valves and pipe fittings for use in the pharmaceutical, biological, food and beverage, and other clean industries, today announced its financial results for the fiscal year ended December 31, 2017.

Mr. Anyuan Sun, Chairman and Chief Executive Officer of Hebron, commented, "We are glad to see our continuing efforts on marketing and R&D have paid off in the second half of fiscal year 2017, resulting in a profitable year for us with a revenue increase of 7.8% and a net income increase of 20.2%. We believe our efforts have markedly improved the quality of our products and services. Further, we have developed greater access to our most desired clientele and have emphasized contracts that afford us greater opportunity to scale. Our fiscal year 2017 performance is in line with our internal expectations, and we look forward to creating long term shareholder value in the years ahead."

Fiscal Year 2017 Financial Highlights
	For Twelve Months Ended December 31
($ millions, except per share data)	2017	2016	% Change
Revenue	29.20	27.10	7.8%
Installation service	23.75	24.30	-2.3%
Fluid equipment sales	5.45	2.80	94.8%
Gross profit	10.44	10.46	-0.2%
Gross margin	35.8%	38.6%	-2.8	pts.
Operating income	3.88	7.98	-51.4%
Operating margin	13.3%	29.5%	-16.2	pts.
Net income	7.14	5.93	20.2%
EPS	0.49	0.49	1.6%

•	Total revenues increased by 7.8% to $29.20 million for the twelve months ended December 31, 2017. The increase in total revenues was primarily due to an increase in revenues from sales of fluid equipment related to an increase in Valve demand resulting from our efforts to expand sales network and increase marketing activities.

•	Gross and operating margins were 35.8% and 13.3%, respectively, for the twelve months ended December 31, 2017, compared to 38.6% and 29.5%, respectively, for the same period of the prior fiscal year.

•	Net income was $7.14 million, or earnings per share of $0.49, for the twelve months ended December 31, 2017, compared to net income of $5.93 million, or earnings per share of $0.49, for the same period of the prior fiscal year.

Fiscal Year 2017 Financial Results

	For Twelve Months Ended December 31
	2017			2016
($ millions)	Revenues	COGS	Gross Margin	Revenues	COGS	Gross Margin
Installation service	23.75	14.28	39.9%	24.30	14.36	40.9%
Fluid equipment sales	5.45	4.48	17.9%	2.80	2.27	18.8%
Total	29.20	18.76	35.8%	27.10	16.64	38.6%

Revenues

For the twelve months ended December 31, 2017, total revenues increased by $2.10 million, or 7.8%, to $29.20 million from $27.10 million for the same period of the prior fiscal year. The increase in total revenues was primarily due to an increase in revenues from sales of fluid equipment related to an increase in Valve demand resulting from our efforts to expand sales network and increase marketing activities.

Revenues from installation services decreased by $0.55 million, or 2.3%, to $23.75 million for the twelve months ended December 31, 2017 from $24.30 million for the same period of the prior fiscal year. The decrease in revenues from installation services was due to a decrease in contract amount during fiscal year 2017. The Company provided installation services for 12 projects with an average project revenue of $2.0 million during the twelve months ended December 31, 2017, compared to 10 projects with an average project revenue of $2.4 million during the same period of the prior fiscal year. Revenues from fluid equipment sales increased by $2.65 million, or 94.8%, to $5.45 million for the twelve months ended December 31, 2017 from $2.80 million for the same period of the prior fiscal year.

Cost of revenues and gross profit

Total cost of revenues increased by $2.12 million, or 12.7%, to $18.76 million for the twelve months ended December 31, 2017 from $16.64 million for the same period of the prior fiscal year. Overall gross profit decreased by $0.02 million, or 0.2%, to $10.44 million for the twelve months ended December 31, 2017 from $10.46 million for the same period of the prior fiscal year. Overall gross margin decreased by 2.8 percentage points to 35.8% for the twelve months ended December 31, 2017, compared to 38.6% for the same period of the prior fiscal year.

Cost of revenues for installation services decreased by $0.09 million, or 0.6%, to $14.28 million for the twelve months ended December 31, 2017 from $14.36 million for the same period of the prior fiscal year. The decrease in cost of revenues for installation services was in line with the decrease in revenues for installation services for fiscal year 2017. Gross profit for installation services decreased by $0.47 million, or 4.7%, to $9.47 million for the twelve months ended December 31, 2017 from $9.94 million for the same period of the prior fiscal year. Gross margin for installation services was 39.9% for the twelve months ended December 31, 2017, compared to 40.9% for the same period of the prior fiscal year.

Cost of revenues for fluid equipment sales increased by $2.21 million, or 97.0%, to $4.48 million for the twelve months ended December 31, 2017 from $2.72 million for the same period of the prior fiscal year. The increase in cost of revenues for fluid equipment sales was consistent with the 95.0% increase in the fluid equipment sales in fiscal year 2017. Gross profit for fluid equipment sales increased by $0.45 million, or 85.2%, to $0.97 million for the twelve months ended December 31, 2017 from $0.53 million for the same period of the prior fiscal year. Gross margin for fluid equipment sales was 17.9% for the twelve months ended December 31, 2017, compared to 18.8% for the same period of the prior fiscal year.

Operating expenses

General and administrative expenses increased by $3.17 million, or 449.1%, to $3.87 million for the twelve months ended December 31, 2017 from $0.71 million for the same period of the prior fiscal year. The increase in general and administrative expenses was mainly due to the Company’s incurring approximately $0.8 million in expenses for consulting related to the acquisition of new technology for improving its manufacturing and installation processes, and approximately $0.8 million in expenses for consulting related to mergers and acquisitions. In addition, bad debt expenses increased $0.4 million due to advances to vendors and other receivables, and investor relations and NASDAQ fees increased $0.13 million due to the Company’s listing on NASDAQ in December 2016. In addition, conference expenses increased $0.22 million due to the Company’s personnel attending oversea exhibitions.

Selling expenses increased by $0.45 million, or 25.6%, to $2.19 million for the twelve months ended December 31, 2017 from $1.74 million for the same period of the prior fiscal year. The increase in selling expenses was mainly due to more marketing activities incurred after the Company listed on Nasdaq in December 2016.

Research and development expenses increased by $0.47 million, or 1,401.7%, to $0.51 million for the twelve months ended December 31, 2017 from $0.03 million for the same period of the prior fiscal year. The increase in research and development expense was due to an increase in the investment on research and development activities in developing intellectual valve controller system.

As such, total operating expenses increased by $4.09 million, or 164.7%, to $6.57 million for the twelve months ended December 31, 2017 from $2.48 million for the same period of the prior fiscal year.

Operating income

Operating income decreased by $4.10 million, or 51.4%, to $3.88 million for the twelve months ended December 31, 2017 from $7.98 million for the same period of the prior fiscal year. Operating margin was 13.3% for the twelve months ended December 31, 2017, compared to 29.5% for the same period of the prior fiscal year.

Income before income taxes and income tax

Income before income taxes decreased by $3.74 million, or 47.1%, to $4.20 million for the twelve months ended December 31, 2017 from $7.94 million for the same period of the prior fiscal year. Income tax recovery was $2.94 million for the twelve months ended December 31, 2017, compared to an income tax provision of $2.00 million for the same period of the prior fiscal year.

Net income and earnings per share

Net income was $7.14 million, or earnings per share of $0.49, for the twelve months ended December 31, 2017, compared to net income of $5.93 million, or earnings per share of $0.49, for the same period of the prior fiscal year.

Financial Condition

As of December 31, 2017, the Company had cash and cash equivalents of $3.22 million, compared to $11.88 million as of December 31, 2016. Net cash used in operating activities was $6.10 million for the twelve months ended December 31, 2017, compared to net cash provided by operating activities of $1.58 million for the same period of the prior fiscal year. Net cash used in investing activities was $3.13 million for the twelve months ended December 31, 2017, compared to $0.98 million for the same period of the prior fiscal year. Net cash provided by financing activities was $0.86 million for the twelve months ended December 31, 2017, compared to $10.27 million for the same period of the prior fiscal year.

About Hebron Technology Co., Ltd.

Established in January 2005 and headquartered in Wenzhou City, Zhejiang Province, China, Hebron Technology Co., Ltd. ("Hebron" or the "Company") engages in research, development, and manufacture of highly specialized valves and pipe fitting products for use in the pharmaceutical, biological, food and beverage, and other clean industries. The Company also offers its customers comprehensive pipeline design, installation, construction, and ongoing maintenance services as holistic solution services. For more information about the Company, please visit www.xibolun.com.

Forward-Looking Statements

This press release contains information about Hebron's view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Hebron encourages you to review other factors that may affect its future results in Hebron's registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

In China:

Hebron Technology Co., Ltd.

Ms. Yingping Chen

Secretary
Phone: +86-180-6776-3129

In the United States:

Ascent Investor Relations LLC

Ms. Tina Xiao
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2017	2016
ASSETS
CURRENT ASSETS:
Cash	$3,220,781	$11,875,893
Restricted Cash	55,322	-
Contracts receivable, net	16,904,972	12,928,033
Accounts receivable, net	1,419,305	187,852
Notes receivable	689,171	277,745
Retainage receivables, net	2,564,404	2,425,500
Inventories	1,582,501	2,249,623
Prepayments and advances to suppliers, net	11,904,107	4,537,823
Other receivables, net	240,284	96,602
TOTAL CURRENT ASSETS	38,580,847	34,579,071

Property and equipment at cost, net of accumulated depreciation	14,588,262	11,186,013
Land use right, net of accumulated amortization	1,086,148	1,071,310
Deposits for rent	46,101	-
Deferred tax assets	247,324	242,963

TOTAL ASSETS	$54,548,682	$47,079,357

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term loans	$457,940	$287,986
Notes Payable	55,322	-
Accounts payable	1,276,784	1,185,215
Accrued expenses and other current liabilities	1,327,513	1,009,878
Other loan payable - current	179,182	-
Advances from customers	2,825,215	3,060,962
Deferred revenue	-	1,042,511
Taxes payable	7,067,593	8,744,563
Due to related parties	-	68,397
TOTAL CURRENT LIABILITIES	13,189,549	15,399,512

Other loan payable - long-term	411,683
Long-term loans	414,912	532,775

TOTAL LIABILITIES	14,016,144	15,932,287

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common stock, $0.001 par value, 50,000,000 shares authorized, 14,695,347 shares issued and outstanding as of December 31, 2017 and 2016, respectively	14,695	14,695
Additional paid-in capital	10,237,965	10,237,965
Retained earnings	29,877,491	22,741,104
Accumulated other comprehensive income (loss)	402,387	(1,846,694)
TOTAL SHAREHOLDERS' EQUITY	40,532,538	31,147,070

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$54,548,682	$47,079,357

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATION AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2017	2016	2015
REVENUE
Installation service	$23,748,141	$24,299,062	$20,069,997
Fluid equipment sales	5,452,304	2,798,774	2,925,126
	29,200,445	27,097,836	22,995,123
COST OF REVENUE
Cost of product and services	18,080,777	16,192,810	13,875,768
Business and sales related taxes	675,507	443,448	380,043
GROSS PROFIT	10,444,161	10,461,578	8,739,312

OPERATING EXPENSES

General and administrative expenses	3,871,309	705,038	1,129,679
Selling expenses	2,187,253	1,742,147	1,434,230
Research and development expenses	508,282	33,847	121,760
Total operating expenses	6,566,844	2,481,032	2,685,669
INCOME FROM OPERATIONS	3,877,317	7,980,546	6,053,643

OTHER INCOME (EXPENSE)

Other income, net	377,174	6,431	15,321
Interest expense	(56,953)	(49,625)	(55,619)
Total other income (expense), net	320,221	(43,194)	(40,298)

INCOME BEFORE INCOME TAXES	4,197,538	7,937,352	6,013,345
INCOME TAXES PROVISION (RECOVERY)	(2,938,849)	2,002,467	1,617,751

NET INCOME	$7,136,387	$5,934,885	$4,395,594

OTHER COMPREHENSIVE INCOME (LOSS)

Foreign currency translation income (loss)	2,249,081	(1,401,124)	(927,892)

COMPREHENSIVE INCOME	$9,385,468	$4,533,761	$3,467,702

Basic and diluted earnings per common share
Basic	$0.49	$0.49	$0.37
Diluted	$0.49	$0.49	$0.37

Weighted average number of shares outstanding
Basic	14,695,347	12,029,538	12,000,000
Diluted	14,695,347	12,046,045	12,000,000

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional paid in	Retained	Accumulated Other Comprehensive
	Shares	Amount	capital	Earnings	Income (Loss)	Total
Balance at January 1, 2015	12,000,000	$12,000	$108,970	$12,410,625	$482,322	$13,013,917

Net income	-	-	-	4,395,594	-	4,395,594
Foreign currency translation loss	-	-	-	-	(927,892)	(927,892)
Balance at December 31, 2015	12,000,000	$12,000	$108,970	$16,806,219	$(445,570)	$16,481,619

Issuance shares - IPO	2,695,347	2,695	10,128,995	-	-	10,131,690
Net income	-	-	-	5,934,885	-	5,934,885
Foreign currency translation loss	-	-	-	-	(1,401,124)	(1,401,124)
Balance at December 31, 2016	14,695,347	$14,695	$10,237,965	$22,741,104	$(1,846,694)	$31,147,070

Net Income	-	-	-	7,136,387	-	7,136,387
Foreign currency translation income	-	-	-	-	2,249,081	2,249,081

Balance at December 31, 2017	14,695,347	$14,695	$10,237,965	$29,877,491	$402,387	$40,532,538

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2017	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,136,387	$5,934,885	$4,395,594
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	939,995	517,402	444,396
Loss on disposition of property and equipment	12,179	228,245	-
Deferred tax expense (benefit)	11,526	56,968	(89,079)
Provision for (recovery of) doubtful accounts	187,715	(227,873)	367,314
Changes in operating assets and liabilities:
Contracts receivable	(2,992,867)	(5,893,527)	(3,166,105)
Accounts receivable	(950,850)	922,611	(973,278)
Notes receivable	(378,205)	(85,107)	(218,890)
Retainage receivables	(80,360)	(548,357)	(379,078)
Prepayment and advances to suppliers	(7,127,018)	(2,861,600)	19,284
Inventories	788,000	427,878	(1,106,157)
Other receivables	(156,074)	(1,535)	111,811
Accounts payable	26,450	(290,717)	895,595
Notes Payable	53,272	-	-
Advances from customers	(370,964)	528,193	525,257
Deferred revenue	(1,071,355)	3,161	586,790
Taxes payable	(2,365,120)	2,484,264	2,191,174
Accrued expenses and other current liabilities	240,505	382,410	327,325
NET CASH PROVIDED BY (USED IN ) OPERATING ACTIVITIES	(6,096,784)	1,577,301	3,931,953

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of property and equipment	(3,126,777)	(7,667)	(239,917)
Payments for construction in progress	-	(973,254)	(2,896,545)
NET CASH USED IN INVESTING ACTIVITIES	(3,126,777)	(980,921)	(3,136,462)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	295,954	301,019	848,478
Repayment of short-term bank loans	-	(795,443)	(839,648)
Proceeds from long-term loans	173,873	556,885	-
Repayment of long-term loans	(47,353)	-	-
Proceeds from other loan	582,205
Repayment of other loan	(21,457)
Proceeds from (repayment of) related parties	(66,582)	72,009	-
Proceeds from issuance of shares in IPO	-	10,131,690	-
Restricted cash	(53,272)	-	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	863,368	10,266,160	8,830

EFFECT OF EXCHANGE RATE CHANGE ON CASH	(294,919)	(104,290)	(63,145)
NET INCREASE IN CASH	(8,655,112)	10,758,250	741,176
CASH-beginning of year	11,875,893	1,117,643	376,467

CASH-end of year	$3,220,781	$11,875,893	$1,117,643

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	$-	$-	$1,603
Cash paid for interest	$75,704	$50,705	$55,619

Non-cash financing activities
Warrants issued to placement agent in connection with the Company’s IPO	$-	488,730	-